Exhibit 99.3

PRESS RELEASE

TotalEnergies and Vantage enter into a 75/25 joint venture
owning the Tungsten Explorer drillship

Paris, February 6, 2024 – TotalEnergies and Vantage Drilling International have signed a binding agreement to create a new joint venture (JV) that will acquire from Vantage the Tungsten Explorer drillship. Pursuant to the terms of the agreement, TotalEnergies will pay $199 million for a 75% interest in the JV owning the rig, with Vantage owning the remaining 25%. Leveraging on Vantage’s deep offshore drilling experience and longstanding collaboration with TotalEnergies, the JV will contract Vantage to operate the Tungsten Explorer for 10 years.

“TotalEnergies is pleased to enter into this agreement with Vantage to take shared ownership of a drillship, the Tungsten Explorer, which we already used in exploration and development activities in Namibia, Cyprus and Congo. Through this innovative partnership, TotalEnergies will be able to hedge deep-offshore drilling costs: the JV will provide us with both value and flexibility. We look forward to continuing our journey together with the experienced Vantage team that will continue to oversee the rig’s operations”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

Commenting on the joint venture, Ihab Toma. Chief Executive Officer of Vantage Drilling International stated, “This is a transformative event for the Company. This joint venture underscores TotalEnergies' confidence in Vantage, and our client's belief in the value of collaborating with a flexible and efficient drilling contractor. We very much look forward to strengthening our longstanding and mutually beneficial relationship with our esteemed client, TotalEnergies.

Mr. Toma continued, “The proceeds from the sale of the Tungsten Explorer will completely deleverage our balance sheet while putting in place a meaningful, long-term revenue stream leveraging our strong management expertise.”

The Tungsten Explorer, a renowned offshore drillship

Built in 2013, the Tungsten Explorer is designed for deep offshore drilling. With a power capacity of 42MW, thrust capacity of 33MW, the rig can operate in a wide range of meteorological conditions and has a proven track record of safe drilling operations worldwide. Currently operating in Namibia on the Mangetti-1X well, the Tungsten Explorer is using Excellium additives, a premium fuel developed by TotalEnergies to optimize consumption and reduce emissions - a first for TotalEnergies. With its hookload capacity of 2.5 million pounds, offline capabilities, and state-of-the-art Managed Pressure Drilling equipment, this drillship meets TotalEnergies’ envisaged future global needs.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About Vantage Drilling

Vantage Drilling International is an offshore drilling contractor, with a fleet of two ultra-deepwater drillships, and two premium jackup drilling rigs. Vantage's primary business is to contract drilling units, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells globally for major, national and independent oil and gas companies. Vantage also markets, operates and provides management services in respect of, drilling units owned by others. www.vantagedrilling.com

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note TotalEnergies

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).

Cautionary Note Vantage

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified above or as disclosed from time to time in the company's filings that it may be required to make, or may otherwise voluntarily make, with the Securities and Exchange Commission. As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements. Vantage disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.